

Mail Stop 7010

April 26, 2007

Mr. Eric Littman
#210 – 7695 SW - 104 Street
Miami, FL 33156

      Re: Gemco Minerals, Inc.
              Registration Statement on Form SB-2
              Filed April 3, 2007
              File No. 333-141855

              Form 10-QSB for the period ended February 28, 2007
              Filed April 16, 2007
              File No. 000-51523

Dear Mr. Littman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed April 3, 2007

General

1.   Please update your filing and corresponding disclosure to reflect your financial results for the nine months ended February 28, 2007.

Fee Table

2.   Please provide explanatory footnotes to explain the basis for calculating the fee related to the shares of common stock being offered by the registrant.

Cover Page

3.   Please identify those officers who will offer your securities on your behalf and describe their roles in marketing your securities.

Determination of Offering Price, page 15

4.   Please expand the disclosure to explain why the offering price is significantly higher than the currently quoted price on the OTC Bulletin Board.

Selling Security Holders, page 15

5.   Please expand the disclosure to describe the transactions in which the selling security holders acquired the securities.

Plan of Distribution, page 19

6.   Please clarify how investors will know whether their purchase of shares being offered pursuant to this prospectus will be directly from the company, for which the company will receive proceeds, or from the selling shareholders, for which the company will not receive any proceeds. We may have further comment.

Exhibit 5.0

7.   We note the statement that "the 9,845,744 shares offered by the selling securities holders have been legally issued and are fully paid and non-assessable." However, the registration statement indicates that 12,774,144 shares are being registered for resale by selling security holders. Please reconcile.

Signature page

8.   Please provide the signature of the principal accounting officer or controller.

Form 10-QSB for period ended February 28, 2007

9.   The below comments also apply to your disclosure in your Forms 10-QSB for the periods ended August 31, 2006 and November 30, 2006:

   • Revise to cite the correct rule(s) defining the term "disclosure controls and procedures";

- It is unclear whether your officers have determined that your disclosure controls and procedures were effective. In this regard, we note the statement "[m]anagement has concluded that the disclosure controls and procedures are effective in reaching that level of assurance." Please revise to clearly state whether or not your officers have determined that you disclosure controls and procedures were effective; and
- Revise to disclose whether there were any changes, as opposed to any "significant changes," in your internal controls over financial reporting during the last fiscal quarter that have *materially* affected, or are reasonably likely to *materially* affect, your internal control over financial reporting.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
       C. Moncada-Terry